Finance of America Companies Inc.

5830 Granite Parkway, Suite 400

Plano, Texas 75024

August 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aisha Adegbuyi

Re: Finance of America Companies Inc. Registration Statement on Form S-3 File No. 333-274081

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (as amended, the “Securities Act”), Finance of America Companies Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on September 1, 2023, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

Very truly yours,

FINANCE OF AMERICA COMPANIES INC.

By:	/s/ Lauren E. Richmond
	Name:	Lauren E. Richmond
	Title:	Chief Legal Officer, General Counsel & Secretary

cc: William R. Golden III, Simpson Thacher & Bartlett LLP